Exhibit (a)(1)(iv)

CSR plc

(incorporated and registered in England and Wales, No. 04187346)

Return of Cash to Shareholders of CSR plc by way of a Cash Tender Offer to Purchase Ordinary Shares (including Ordinary Shares represented by American Depositary Shares) up to a maximum value of £176.69 million (US$285 million)

THE TENDER OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE WITH RESPECT TO THE ADSs AT 5:00 P.M., NEW YORK CITY TIME, ON NOVEMBER 28, 2012, UNLESS THE TENDER OFFER IS EXTENDED.

October 29, 2012

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

We have been appointed by CSR plc., a public company incorporated under the laws of England and Wales (the “Company”), to act as Information Agent in connection with the tender offer made by J.P. Morgan Securities plc, which carries out its investment banking services in the United Kingdom as J.P. Morgan Cazenove (the “Counterparty Bank”) to purchase for cash a maximum of 52.7 million ordinary shares of CSR plc, par value £0.001 per share (the “Ordinary Shares”), including Ordinary Shares represented by American Depositary Shares, each representing four Ordinary Shares, (the “ADSs”), at a price, net to the seller in cash, less any applicable withholding taxes and without interest, between 335 pence and 375 pence per Ordinary Share (equivalent to between 1,340 pence and 1,500 pence per ADS), upon the terms and subject to the conditions set forth in the Circular to Shareholders and ADS Holders dated October 29, 2012 (the “Circular”) and the related Letter of Transmittal with respect to ADSs (which, together with any amendments or supplements thereto, collectively constitute the “Tender Offer”). In the United States, J.P. Morgan Securities LLC, the registered US broker-dealer affiliate of the Counterparty Bank, is also participating in the Tender Offer as required by US law. Please furnish copies of the enclosed materials to those of your clients for whom you hold ADSs registered in your name or in the name of your nominee.

As specified in the Circular, the tender offer is not being made, directly or indirectly, in or into, or by use of the mails of, or by any means or instrumentality (including, without limitation, facsimile transmission, email, telex and telephone) of interstate or foreign commerce of, or any facilities of a national securities exchange of Australia, Canada, Japan or any other jurisdiction where the mailing of this Circular into or inside such jurisdiction would constitute violation of the laws of such jurisdiction. Copies of this Circular and the Letter of Transmittal are not being and must not be mailed or otherwise distributed or sent in or into Australia, Canada, Japan or any other jurisdiction where the mailing of this Circular into or inside such jurisdiction would constitute violation of the laws of such jurisdiction, including to ADS holders with registered addresses in these jurisdictions or to persons whom the Company or the Counterparty Bank or know to be trustees, nominees or custodians holding ADS for such persons.

Enclosed with this letter are copies of the following documents:

1. Circular to Shareholders and ADS Holders dated October 29, 2012;

2. Letter of Transmittal, for your use in accepting the Tender Offer and tendering ADSs of, and for the information of, your clients;

3. Form of letter that may be sent to your clients for whose account you hold ADSs registered in your name or in the name of a nominee, with an Instruction Form provided for obtaining such client’s instructions with regard to the Tender Offer;

4. Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9; and

5. Return envelope addressed to JPMorgan Chase Bank, N.A., as the Tender Agent.

Certain conditions to the Tender Offer are described in Parts IV and VII of the Circular.

Please note that ADSs may NOT be tendered by guaranteed delivery.

We urge you to contact your clients promptly. Please note that the Tender Offer in respect of ADSs and withdrawal rights will expire at 5:00 p.m., New York City time, on November 28, 2012, unless the Tender Offer is extended.

Under no circumstances will interest be paid on the purchase price of the Ordinary Shares represented by ADSs regardless of any extension of, or amendment to, the Tender Offer or any delay in paying for such Ordinary Shares represented by ADSs.

Neither the Company nor the Counterparty Bank will pay any fees or commissions to any broker or dealer or other person (other than, in the case of the Company, the Information Agent and the Tender Agent, as described in the Circular) in connection with the solicitation of tenders of Ordinary Shares (including Ordinary Shares underlying ADSs) pursuant to the Tender Offer. However, the Company will, upon request, reimburse you for customary mailing and handling expenses incurred by you in forwarding copies of the enclosed Tender Offer materials to your clients. The Company will pay or cause to be paid any stock transfer taxes applicable to the purchase of Ordinary Shares pursuant to the Tender Offer as described in the Circular.

Questions and requests for additional copies of the enclosed material may be directed to the undersigned at the address and telephone number under the section captioned “Where to find help” in the Circular.

Very truly yours,

Innisfree M&A Incorporated

Nothing contained in this letter or in the enclosed documents shall render you or any other person the agent of the Company, J.P. Morgan Securities plc, J.P. Morgan Securities LLC, the Tender Agent, the Information Agent or any affiliate of any of them or authorize you or any other person to give any information or use any document or make any statement on behalf of any of them with respect to the Tender Offer other than the enclosed documents and the statements contained therein.